UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Herbalife Ltd.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G4412G101

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4412G101		13G

1.	Names of Reporting Persons Nomura Holdings, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Japan

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,942,823 (1)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,942,823 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,942,823

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 8.65%

12.	Type of Reporting Person (See Instructions) HC

(1)                                 This represents 14,100 shares beneficially owned by Nomura Securities International Inc. (“NSI”), 7,409,946 shares beneficially owned by Nomura International PLC (“NIP”), and 518,777 shares beneficially owned by Nomura Global Financial Products Inc. (“NGFP”). NSI, NIP, and NGFP are wholly owned subsidiaries of Nomura Holdings, Inc., which accordingly may be deemed to beneficially own the shares beneficially owned by NSI, NIP, and NGFP.

CUSIP No. G4412G101		13G

1.	Names of Reporting Persons Nomura International PLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 7,409,946

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 7,409,946

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,409,946

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not applicable

11.	Percent of Class Represented by Amount in Row (9) 8.07%

12.	Type of Reporting Person (See Instructions) FI

CUSIP No. G4412G101	13G

Item 1.
	(a)	Name of Issuer: Herbalife Ltd.
	(b)	Address of Issuer’s Principal Executive Offices: P.O. Box 309GT Ugland House South Church Street Grand Cayman, Cayman Islands

Item 2.
	(a)	Name of Person(s) Filing: Nomura Holdings, Inc. Nomura International PLC
(b)

Address of Principal Business Office or, if none, Residence:
Nomura Holdings, Inc.

1-9-1 Nihonbashi, Chuo-ku, Tokyo 103-8645, Japan

Nomura International PLC

1 Angel Lane, London, EC4R 3AB, United Kingdom

	(c)	Citizenship: Nomura Holdings, Inc. Japan Nomura International PLC United Kingdom
	(d)	Title of Class of Securities: Common Shares, $0.001 par value
	(e)	CUSIP Number: G4412G101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☒	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

CUSIP No. G4412G101	13G

Item 4.	Ownership.
Items 5-11 of the cover page are incorporated by reference

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
See Exhibit B

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

CUSIP No. G4412G101	13G

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

By signing below for Nomura International PLC, I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Nomura International PLC is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 13th day of February, 2015.

Nomura Holdings, Inc.

/s/ Hisato Miyashita
Hisato Miyashita
Senior Managing Director

Nomura International PLC

/s/ Todd Sandoz
Todd Sandoz
Managing Director

CUSIP No. G4412G101	13G

Index to Exhibits

Exhibit	Exhibit
A	Joint Filing Agreement
B	Subsidiaries

CUSIP No. G4412G101	13G

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13G with respect to the Securities of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13G. In evidence thereof, the undersigned hereby execute this Agreement as of February 13, 2015.

Nomura Holdings, Inc.

/s/ Hisato Miyashita
Hisato Miyashita
Senior Managing Director

Nomura International PLC

/s/ Todd Sandoz
Todd Sandoz
Managing Director

CUSIP No. G4412G101	13G

EXHIBIT B

SUBSIDIARIES

Nomura Securities International Inc. (“NSI”), Nomura International PLC (“NIP”), and Nomura Global Financial Products Inc. (“NGFP”) are wholly owned subsidiaries of Nomura Holdings, Inc. NSI and NGFP are registered broker-dealers. NIP is a non-U.S. broker-dealer registered in the United Kingdom.